Exhibit 99.1

July 15, 2025 9:49 AM Eastern Daylight Time

iBlend™ is Highly Rated in Clinical Trial and Significantly Reduced Cravings for Usual Brand Cigarettes

iBlend with 20 Percent Hemp Significantly Reduced Exhaled Carbon Monoxide (CO) Levels Over Reduced-Nicotine Cigarette Without Hemp

Niagara Falls, New York (BUSINESS WIRE) Cabbacis (OTCQB: CABI), a U.S. federally-licensed tobacco-product manufacturer focused on harm-reduction products being developed under the iBlend™ brand name, released its clinical trial results demonstrating that the Company’s patented iBlend™ cigarettes were highly rated for satisfaction on the standardized mCEQ questionnaire and significantly reduced cravings for usual brand cigarettes.

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the average of mainstream American brands. Three iBlend™ cigarette types contained reduced-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained reduced-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

The study measured the effects of the four cigarette types on smokers’ perceptions and smoking behavior. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, Did it immediately reduce your craving for cigarettes, participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes.

All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes.

An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level.

Dr. Michael Moynihan, Cabbacis’s VP of R&D, stated, “The Company is quite pleased with the results of our initial study which confirmed that reduced-nicotine cigarettes containing hemp are acceptable to tobacco smokers and they significantly reduced cravings for their usual cigarette brand. In order for reduced-nicotine cigarettes to work in terms of reducing smoking and nicotine exposure, smokers must be willing to use them. The data from this study will be useful in designing and carrying out larger iBlend studies of longer duration in the coming months to support our submissions to the U.S. Food and Drug Administration (FDA).”

In January 2025, the FDA issued a proposed rule that, if finalized, would make all cigarettes sold in the United States minimally or nonaddictive by limiting the level of nicotine in cigarettes (reduction of ~95%). Upon Cabbacis filing, and FDA issuing a PMTA, commercialization of the reduced-nicotine iBlend™ products would give smokers beneficial product choices with differentiated taste and sensory characteristics to expand the market for reduced-nicotine cigarettes. The FDA has already issued a PMTA and authorized modified-risk product claims on a reduced-nicotine cigarette brand, VLN® (unrelated to Cabbacis), including “Helps you smoke less®.” In parallel to the FDA process for the U.S. market, the Company is planning to market its products internationally.

About Cabbacis

Cabbacis is committed to commercializing reduced-nicotine cigarettes and vaporizer pods. Both types of products in development are predominately tobacco and include hemp. The Company also plans to move forward with reduced-nicotine tobacco cigarettes and little cigars without hemp.

Reduced-nicotine cigarettes without hemp that contain about 95 percent less nicotine than conventional cigarettes have been evaluated in dozens of independent studies. Results demonstrate, as reviewed in Donny and White 2022 (Int J Drug Policy 99:103436), that subjects smoked fewer cigarettes per day, reduced their nicotine dependence and exposure, doubled their quit attempts, and/or increased their number of smoke-free days. The Company believes including hemp flower in reduced-nicotine cigarettes improves product acceptability for most smokers and may improve effectiveness due to the presence of non-THC cannabinoids.

The worldwide patent portfolio of Cabbacis LLC includes 35 issued patents and various pending patent applications across the United States, Europe, China, India, Japan, Indonesia, Russia, South Korea, Canada, Australia, New Zealand, Mexico, Brazil and other countries – where approximately two-thirds of the world’s smokers reside. Cabbacis holds 7 U.S. patents. Cabbacis LLC is a wholly-owned subsidiary of Cabbacis Inc.

To learn more about Cabbacis, please visit www.cabbacis.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular filed with the U.S. Securities and Exchange Commission (SEC) and in our Annual Report on Form 1-K for the period ended December 31, 2024 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of that state or jurisdiction.

Media Contact

Deborah Aguglia

support@cabbacis.com